Peachtree Alternative Strategies Fund

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

August 29, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Jeffrey A. Foor

Re:	Request for Acceleration of the Effective Date of the Registration Statement on Form N-2 for Peachtree Alternative Strategies Fund

Dear Mr. Foor:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), the undersigned hereby requests that effectiveness under the 1933 Act of the above-referenced Registration Statement on Form N-2 be accelerated to Wednesday, August 29, 2018, or as soon thereafter as practicable.

Ultimus Fund Distributors, LLC, the principal underwriter for the Peachtree Alternative Strategies Fund, has also signed this letter requesting acceleration.

The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

Peachtree Alternative Strategies Fund	Ultimus Fund Distributors, LLC

/s/ Ford Donohue	/s/ Kevin Guerette

By: Ford Donohue	By: Kevin Guerette
Title: President	Title: President